UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Burger King Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

121220107

(CUSIP Number)

Jill Granat Senior Vice President, General Counsel and Secretary Burger King Worldwide, Inc. 5505 Blue Lagoon Drive Miami, Florida 33133 (305) 378-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Joshua N. Korff, Esq. Christopher A. Kitchen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 June 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 121208201	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners Ltd. 98-0467313
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 121208201	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 121208201	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Special Situations Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 121208201	13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Special Situations Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 121208201	13D	Page 6 of 10

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Burger King Worldwide, Inc., a Delaware corporation (the “Issuer”), as the reporting company following the completion of the Transactions (as defined below), with its principal executive offices located at 5505 Blue Lagoon Drive, Miami, FL 33126.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (the “Reporting Persons”): (i) 3G Capital Partners Ltd., a Cayman Islands exempted company (“3G Capital Partners”); (ii) 3G Capital Partners, L.P., a Cayman Islands limited partnership (“3G Capital L.P.”); (iii) 3G Special Situations Partners, Ltd., a Cayman Islands exempted company (“3G Special Situations GP”); and (iv) 3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(b) The principal business address of each of the Reporting Persons is:

c/o 3G Capital, Inc.

600 Third Avenue 37th Floor

New York, New York 10016

(c) The principal business of 3G Capital Partners is serving as the general partner of 3G Capital L.P. The principal business of 3G Capital L.P. is to own the equity interests of 3G Special Situations GP. The principal business of 3G Special Situations GP is serving as the general partner of 3G Special Situations Fund II. The principal business of 3G Special Situations Fund II is to invest in securities.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A (except as set forth on Schedule A) has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CUSIP No. 121208201	13D	Page 7 of 10

Item 3. Source and Amount of Funds or Other Consideration.

On June 19, 2012, Justice Holdings Limited, a company limited by shares incorporated with limited liability under the laws of the British Virgin Islands (“Justice”), distributed 90,057,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Justice Delaware Holdco Inc., the previous name of the Issuer, to the holders of Justice ordinary shares, on a 1-for-1 distribution ratio (the “Distribution”). The Distribution was made in accordance with the Business Combination Agreement and Plan of Merger, dated as of April 3, 2012 (the “Agreement”), by and among Justice, the Issuer, Justice Holdco LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub LLC”), and Burger King Worldwide Holdings, Inc., a Delaware corporation (“Worldwide”), and pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Pursuant to the Agreement, on June 20, 2012, Worldwide merged with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company and as a wholly-owned subsidiary of the Issuer (the “Merger”). As consideration for the Merger, the then-current stockholders of Worldwide, primarily 3G Special Situations Fund II, received 249,414,069 shares of the Issuer’s Common Stock in reliance on an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and approximately $1,410,891,000, in the aggregate, in cash. In addition, Justice, the Issuer and certain holders of equity interests of Justice (“Justice’s founders”) entered into transactions, including the Distribution, prior to the effectiveness of the Merger, in order to facilitate the Merger. The Distribution occurred in conjunction with those pre-Merger transactions. The Merger and the pre-Merger transactions are referred to herein as the “Transactions.”

As a result of the Transactions, the holders of Justice ordinary shares prior to the Merger and Justice’s founders in the aggregate held approximately 29% of the outstanding shares of Common Stock immediately following the Merger, and the holders of Worldwide shares prior to the Merger, primarily 3G Special Situations Fund II, held approximately 71% of the outstanding shares of Common Stock immediately following the Merger.

On June 20, 2012, the Issuer changed its name to Burger King Worldwide, Inc., and its shares of Common Stock were listed on the New York Stock Exchange under the symbol “BKW.” On April 3, 2012, trading of the Justice ordinary shares on the London Stock Exchange ended. On June 19, 2012, Justice began the process of liquidating itself and on June 20, 2012, Justice requested the cancellation of its listing on the London Stock Exchange (which will take effect on July 18, 2012).

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

3G Special Situations Fund II, L.P. acquired the Common Stock as part of the Transactions described above.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 121208201	13D	Page 8 of 10

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As a result of the consummation of the Transactions, 3G Special Situations Fund II, L.P. beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 243,858,915 shares of the Issuer, which represents 69.7 % of the outstanding shares of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Shares acquired in the Transaction, 3G Special Situations Fund II, L.P., that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c) Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of The Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

On June 19, 2012, in connection with the Transactions described above, the Company entered into a registration rights agreement with 3G Special Situations Fund II, L.P. (the “3G Registration Rights Agreement”), with respect to its shares of Common Stock. Pursuant to the 3G Registration Rights Agreements, the Company has agreed, under certain circumstances, to file a registration statement covering the resale of the Common Stock issued to 3G Special Situations Fund II, L.P., and, under certain circumstances, 3G Special Situations Fund II, L.P. has demand registration rights and piggyback registration rights.

In addition, 3G Special Situations Fund II, L.P. agreed with the Company, subject to certain exceptions, that during the six (6) month period following the completion of the Merger, without the prior written consent from the Company, it will not, and will not authorize, permit or direct its subsidiaries or affiliates to, directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant to purchase or otherwise transfer or dispose of any of its Common Stock or (ii) enter into any derivative transaction of any type whatsoever that transfers, in whole or in part, any of the economic consequences of its ownership of any of its Common Stock.

The foregoing description of the 3G Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 3 hereto, and incorporated by reference into this Item 6.

Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 121208201	13D	Page 9 of 10

Item 3 and Item 4 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement, by and among the Reporting Persons dated as of June 29, 2012.

Exhibit 2. Business Combination Agreement and Plan of Merger, dated April 3, 2012, by and among Justice Holdings Limited, Justice Delaware Holdco Inc., Justice Holdco LLC and Burger King Worldwide Holdings, Inc. (Incorporated by reference to Exhibit 10.70 of the Current Report on Form 8-K filed by Burger King Holdings, Inc. on October 21, 2010.)

Exhibit 3. Registration Rights Agreement between the Registrant and 3G Special Situations Fund II, L.P. (Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 filed by Burger King Worldwide, Inc. on June 20, 2012.)

CUSIP No. 121208201	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2012

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS, L.P.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING 3G CAPITAL PARTNERS LTD. AND 3G SPECIAL

SITUATIONS PARTNERS, LTD.

The business address for each of the individuals listed in this Schedule A is 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

3G Capital Partners Ltd.

Alexandre Behring (Brazil), Managing Director

Bernardo Piquet (Brazil), Director

Bernardo Hees (Brazil), Director

Daniel Schwartz (US), Director

Claudio Bahbout (Brazil), Director

Munir Javeri (US), Director

Pedro Drevon (Brazil), Director

Joshua Klivan (US), Director

3G Special Situations Partners, Ltd.

Alexandre Behring (Brazil), Managing Director

Bernardo Piquet (Brazil), Director

Daniel Schwartz (US), Director

Munir Javeri (US), Director